EXHIBIT 1.02
Conflict Minerals Report
Anixter International Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 2, 2014.
Anixter Inc. and its subsidiaries are collectively “Anixter” and sometimes referred to in this report as “we,” “our,” “us,” or “ourselves.” As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that the Conflict Minerals contained in some of our products benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Overview
We have filed this Conflict Minerals Report because, for 2013, some of the products that we manufactured contained Conflict Minerals of undetermined origin that were necessary to the functionality or production of such products. However, none of the necessary Conflict Minerals contained in our manufactured products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.
We are a leading distributor of enterprise cabling and security solutions, electrical and security solutions, electrical and electronic wire and cable products, OEM Supply fasteners and other small parts (“C” Class inventory components). As a distributor, we provide our customers with access to approximately 450,000 products. We are primarily a distributor of third-party products and are engaged in only limited manufacturing. Our manufactured products include fasteners and other small parts manufactured at our facility in Wood Dale, Illinois. These products constitute only a very small part of our overall business. In 2013, revenue from the sale of products manufactured at our Wood Dale facility represented less than 1% of our total revenue. In addition, Conflict Minerals content constitutes only a small portion of the materials content of our manufactured products which contain Conflict Minerals necessary to the functionality or production of such products.
See "Product Information; Additional Risk Mitigation Efforts" below for further information concerning our products.
Due Diligence Program Design
We used the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Guidance") in designing our due diligence measures relating to Conflict Minerals.

Due Diligence Program Execution
In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2013.

Management Systems
We established a team of subject matter experts, led by our General Counsel and our Senior Director of Corporate Sustainability, responsible for creating and implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: compliance, environmental product compliance, legal, operations, purchasing and supply chain management. The working group also included representatives from each business unit. Selected internal personnel were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. We also consulted with specialist outside counsel and other consultants to assist us with our compliance efforts.

In our effort to collect relevant information from our suppliers, we utilized the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI"), which includes questions regarding a direct supplier’s Conflict Minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of Conflict Minerals processed by those facilities.

We also established procedures to maintain business records relating to our Conflict Minerals due diligence, including records of due diligence processes and findings, on a computerized database. As part of our electronic records maintenance, we tested and began the implementation of an environmental product compliance (EPC) software system with a Conflict Minerals module, into which we loaded part numbers and respective attributes of relevant products and parts.

Identify and Assess Risk in the Supply Chain
Because of the complexity and size of our supply chain, we developed a risk-based approach initially focused on (1) our suppliers providing raw materials and components for the products manufactured at our Wood Dale facility, and (2) our major direct suppliers. Our due diligence in respect of third-party products we do not manufacture was undertaken to enable us to provide to our customers the information they may need to fulfill their own obligations under the Conflict Minerals rules or their own internal Conflict Minerals policies. All of our suppliers with respect to the products manufactured at our Wood Dale facility were included in our outreach for 2013.

Our risk-based approach was to target our 200 largest direct suppliers (based on annual dollar volume of purchases) and our suppliers of raw materials and components containing necessary Conflict Minerals that were contained in our manufactured products. This initial group represented over 80% of our annual dollar volume of purchases. We furnished these suppliers with an introductory letter describing the Conflict Minerals Rule and requesting that they provide us with information, through the submission of a completed EICC/GeSI Conflict Minerals Reporting Template, concerning the usage and source of Conflict Minerals in the raw materials, components or products that they sold to us, as well as information concerning their related compliance efforts. As appropriate, we followed up by email or phone with suppliers that did not respond to the request within the specified time frame.

We reviewed the responses received from suppliers for completeness, accuracy and consistency. We followed up by email or phone with suppliers that submitted insufficient or inconsistent responses or a response that we determined contained errors or inaccuracies, requesting them to provide clarification or a revised response, as appropriate. Based on the information furnished by our suppliers and other information known to us, we sought to identify and assess potential risks.
Design and Implement a Strategy to Respond to Identified Risks
Based on the responses received from suppliers in respect of 2013, we found no instances where it was necessary to implement risk mitigation efforts. To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we also intend to engage in the additional measures discussed under “Product Information; Additional Risk Mitigation Efforts” below. Results of our due diligence efforts were reported to our General Counsel on a regular basis.

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with Conflict Minerals smelters and refiners and therefore do not perform or direct audits of these entities. Our procedures contemplate utilizing information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

Report on Supply Chain Due Diligence

We have filed this Conflict Minerals Report with the Securities and Exchange Commission and made this Conflict Minerals Report available on our website.

Product Information; Additional Risk Mitigation Efforts

Due to the challenges of tracing a multi-tier supply chain, for 2013, some of the products that we manufactured contained Conflict Minerals of undetermined origin that were necessary to the functionality or production of the products.
As described above, we are primarily a distributor of third-party products and are engaged in only limited manufacturing, which constitute only a very small part of our overall business. We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream actors. Furthermore, because of the complexity, depth, geographic diversity and continuing evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying actors upstream from our direct suppliers.
We sought to determine the mine or location of origin of the necessary Conflict Minerals contained in the products we manufactured by requesting that suppliers provide us with a completed EICC/GeSI Conflict Minerals Reporting Template concerning the source of the Conflict Minerals in the components, products and parts sourced from them. Notwithstanding our due diligence efforts, we were unable to identify the facilities that processed the necessary Conflict Minerals contained in such products or the countries of origin of the necessary Conflict Minerals. However, based on the information provided by our suppliers and known to us, for 2013, none of the necessary Conflict Minerals contained in our manufactured products were determined by us to support conflict (i.e., to contain Conflict Minerals that directly or indirectly financed or benefited an armed group in the DRC or an adjoining country). An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.

Risk Mitigation Efforts after December 31, 2013

Since the end of 2013, we have adopted a Conflict Minerals Policy, which is also posted on our website.

We intend to take the following additional steps in respect of 2014 to mitigate the risk that the necessary Conflict Minerals in products we manufacture benefit armed groups in the DRC or an adjoining country:

•	Engage with suppliers that provided incomplete responses or that did not provide responses for 2013 to attempt to increase the response rate and improve the content of supplier survey responses.

•	Monitor and encourage the continuing development and progress of traceability measures at suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.
The foregoing steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.

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